IAMGOLD CORPORATION

FORM OF PROXY SOLICITED BY THE MANAGEMENT AND DIRECTORS OF IAMGOLD CORPORATION FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE RECONVENED AND ADJOURNED ON JUNE 29, 2004 AND RECONVENED ON JULY 6, 2004 (Non-Registered Shareholders)

THIS IS A PINK PROXY

THIS IS A PINK PROXY

MANAGEMENT AND DIRECTORS OF IAMGOLD RECOMMEND THAT YOU VOTE FOR THE RESOLUTIONS LISTED IN (a) THROUGH (f) BELOW

The undersigned shareholder(s) of IAMGold Corporation ("IAMGold") hereby appoint(s) **William D. Pugliese, Chairman and a director of IAMGold** or, failing him, **Joseph F. Conway, President, Chief Executive Officer and a director of IAMGold** or, instead of either of the foregoing, ______________________________, as the nominee and proxy of the undersigned, with full power of substitution, to attend, act for and on behalf of and vote all of the common shares of IAMGold owned by the undersigned at the annual and special meeting (the "IAMGold Meeting") of the shareholders of IAMGold to be reconvened and adjourned on Tuesday, June 29, 2004 and reconvened on Tuesday, July 6, 2004 and at any further adjournment or postponement thereof.

The undersigned specifies that all of the common shares of IAMGold owned by him and represented by this form of proxy shall be:

(a) **VOTED FOR** ☐ **OR AGAINST** ☐ the resolution (the "Share Issue Resolution") to approve the issue of common shares of IAMGold in connection with the proposed business combination (the "Combination") of IAMGold and Wheaton River Minerals Ltd. ("Wheaton"), including common shares of IAMGold issuable upon the exercise of outstanding warrants and options of Wheaton, as more particularly described in the joint management information circular dated April 30, 2004 of IAMGold and Wheaton, as amended or supplemented from time to time (the "Circular");

(b) **VOTED FOR** ☐ **OR AGAINST** ☐ the special resolution authorizing IAMGold, if the Share Issue Resolution is passed, to amend its articles to increase the maximum number of directors of IAMGold from 10 to 16 and to change its name to Axiom Gold Corporation, as more particularly described in the Circular;

(c) **VOTED FOR** ☐ **OR AGAINST** ☐ the resolution approving the increase, depending in part on whether the Share Issue Resolution is passed, in the number of common shares of IAMGold which may be issued pursuant to the share incentive plan of IAMGold, as more particularly described in the Circular;

(d) **VOTED FOR** ☐ **OR AGAINST** ☐ the resolution confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, as more particularly described in the Circular;

(e) **VOTED FOR** ☐ **OR WITHHELD FROM VOTING** ☐ in respect of the election of the nominees of the management of IAMGold as directors of IAMGold for the ensuing year, as more particularly described in the Circular;

(f) **VOTED FOR** ☐ **OR WITHHELD FROM VOTING** ☐ in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of IAMGold for the ensuing year if the Combination is completed, or the appointment of KPMG LLP, Chartered Accountants, as auditors of IAMGold for the ensuing year if the Combination is not completed, and, in each case, authorizing the directors to fix their remuneration; and

(g) **VOTED** on such other business as may properly come before the IAMGold Meeting (which term includes any adjournment or postponement thereof);

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the notice of the IAMGold Meeting are proposed at the IAMGold Meeting or if any adjournment or postponement thereof is proposed or if any other matter properly comes before the IAMGold Meeting, this proxy confers discretionary authority upon the person named herein to vote on such amendments or variations or such adjournment or postponement or such other matters according to the judgement of the person voting the proxy at the IAMGold Meeting.

Authorized Signature(s) — This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above.

Signature — please sign here

______________________________, 2004

______________________________ Phone Number

AFFIX LABEL INDICATING YOUR NAME AND ADDRESS HERE

PLEASE SEE NOTES ON REVERSE

YOU MUST ACT QUICKLY FOR YOUR
VOTE TO COUNT — FAX OR MAIL
YOUR PINK PROXY TODAY

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Notes:

1. This form of proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, this form of proxy must be executed by an officer or attorney thereof properly authorized.

2. **A shareholder has the right to appoint a person or company (who need not be a shareholder) other than the persons designated herein to attend and act for such shareholder and on such shareholder's behalf at the IAMGold Meeting. Such right may be exercised by either striking out the names of the persons designated herein and inserting in the blank space provided for that purpose the name of the desired person or company or by completing another form of proxy and, in either case, delivering the completed and executed proxy to ADP Investor Communications at the fax number indicated below or mailing it in the enclosed prepaid envelope.**

3. **The common shares of IAMGold represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, where a choice is specified, the shares shall be voted accordingly. Where no choice is specified for the matters referred to in items (a) through (f) herein, such common shares will be VOTED FOR the matters referred to in such items.**

4. Please sign and date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed to the shareholder.

5. This proxy is valid only in respect of the IAMGold Meeting.

6. If your address as shown is incorrect, please give your correct address when returning this proxy.

7. In order to ensure that your voting instructions are ultimately received by Computershare Trust Company of Canada prior to the proxy deadline of 5:00 p.m. (Toronto time) on July 5, 2004 so that they can be acted upon at the IAMGold Meeting to be reconvened at 9:00 a.m. (Toronto time) on Tuesday, July 6, 2004, you are urged to sign, date and return your proxy so that it is received by ADP Investor Communications (at the fax number below) as soon as possible and, in any event, by 9:00 a.m. (Toronto time) on Monday, July 5, 2004 in order that ADP Investor Communications may provide your voting instructions to Computershare Trust Company of Canada in advance of the proxy deadline. In the case of any further adjournment or postponement of the IAMGold Meeting, your proxy should be received by ADP Investor Communications (at the fax number below) by 9:00 a.m. on the business day preceding the date of the adjourned or postponed IAMGold Meeting.

8. **Please sign, date and return your proxy today (i) by fax (at the number specified below) and then (ii) by mail to the address specified in the enclosed envelope or by delivery to the address specified below.**

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ADP Investor Communications
Proxy Tabulation
P.O. Box 2800
Stn. LCD Malton
Mississauga, Ontario
L5T 2T8

FAX: 1-866-623-5305 (toll free)
or
905-507-6283

If you have any questions or require assistance in
voting your IAMGold common shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Toll free: 1-866-749-5464
Facsimile: 416-867-2271